ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

November 15, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

Acrex Continues Diamond Drilling At Spanish Mtn Gold Property, Likely, BC

Acrex Ventures Ltd. ("Acrex") is pleased to provide an update of the 2007 drill program on its Spanish Mountain property, located near Likely, BC. The drilling program is being carried out on Acrex's Hepburn Lake claim block approximately 2.0 km northwest of the Spanish Mountain Joint Venture gold project of Skygold Ventures Ltd. and Wild Rose Resources Ltd. Over the last two years drilling and compilation work by the Spanish Mountain Joint Venture has outlined a large tonnage, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main mineralized zone measures 1,200 metres x 500 metres and is up to 135 metre thick. The deposit remains open in all directions.

Acrex's consultants, PBG Geoscience of Kamloops, BC, advise that 10 of the proposed 11 drill holes have been completed on the property.  The maximum hole depth completed in the 10 holes is 309 metres (1015 feet).  The drilling has sampled several different target areas on the Hepburn Lake portion of the property.  These include targets defined by the results of an airborne geophysical survey completed earlier this year.  The airborne survey indicated a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold-Wildrose Joint Venture property onto the Acrex claims.  As well, the current drilling will further test the area around the gold-bearing intersections returned from drill hole 06SpM-15, completed in the fall of 2006 (see Acrex news release dated January 17, 2007). This drill hole returned significant gold-bearing intersections, including 2.54 grams per tonne over 1.51 metres and 2.29 grams per tonne over 1.52 metres.

A total of 1,600 metres (5250 feet) of diamond drilling have been completed in the first 10 drill holes of the 2007 program.  All core is being logged and sampled at a facility located near to the property.  Samples are being split from the core and are shipped to Assayers Canada Laboratory in Vancouver BC.  Results of analysis are expected to be completed within the next 30 to 60 days. The remaining half of the core is stored in the Company's core storage facility in Likely, BC.

Results of the current program will be used in preparing for a major drill program planned for the Spanish Mountain property in 2008.  In 2008 drilling will continue to test the Hepburn Lake area and will also test the Spanish Mountain area to the southeast.  Soil sampling was completed earlier this year to extend coverage on the Hepburn Lake area, and on the Spanish Mountain block.  Laboratory results from soil samples are expected in the weeks ahead.  The 2008 drill program will follow-up results of the 2007 drilling, and will also test new targets defined by the airborne geophysical survey and the soil geochemical surveys.  Data compilation, leading to target definition on this property, is planned for the winter months.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.